Mail Stop 4561

July 8, 2009

Mr. Murray D. Martin
Chairman, President and Chief Executive Officer
Pitney Bowes, Inc.
1 Elmcroft Road
Stamford, Connecticut 06926-0700

   Re: **Pitney Bowes, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 26, 2009
     File No. 001-03579

Dear Mr. Martin:

   We have reviewed your response letter dated June 18, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 4, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Consolidated Statements of Income, page 40

1. Your response to prior comment number 6 indicates that you manage interest expense centrally, you do not allocate interest cost to segments, and management uses EBIT to evaluate its business and management performance. While an evaluation of how you manage your business and the nature and format of information reviewed by management may be relevant in assessing your reporting obligation with respect to various items such as MD&A and the notes to your financial statements, it is not clear that such an evaluation is relevant to disclosure under Rule 5-03(b)(2) of Regulation S-X. In addition, while you indicate that readers have the ability to impute an interest cost for analytical purposes, it does not appear Rule 5-03(b)(2) contemplates requiring the reader to perform such a

calculation to understand costs of revenue. In view of these considerations, please revise your future filings to present cost of financing on your consolidated statement of income and in other related disclosures. Alternatively, please further explain to us why you believe no revision is necessary.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief